UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Triangle Petroleum Corporation

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

89600B102

(CUSIP Number)

Kenneth A. Hersh

NGP Natural Resources X, L.P.

5221 N. O’Connor Blvd., Suite 1100

Irving, Texas 75039

(972) 432-1440

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAME OF REPORTING PERSON NGP Triangle Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,998,065 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,998,065 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,998,065 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.1%(2)
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1)	Includes 17,998,065 shares of common stock (“Common Stock”) of Triangle Petroleum Corporation (“Triangle”) issuable upon conversion of a convertible promissory note issued to NGP Triangle Holdings, LLC (“NGP Triangle”) on July 31, 2012, with an initial aggregate principal amount of $120,000,000 (the “Convertible Note”). The Convertible Note is convertible into shares of Common Stock at an initial conversion price of $8.00 per share. The aggregate principal amount of the Convertible Note increases each calendar quarter as a result of the accrual of the 5.0% per annum interest rate until September 30, 2017, at which time Triangle will have the option to pay any interest payments after such date by capitalizing and adding such amount to the aggregate principal amount outstanding or by paying in cash. Accordingly, accrued interest in the amount $1,000,000, $1,512,500, $1,531,406.25, $1,550,548.83, $1,569,930.69, $1,589,554.82, $1,609,424.26, $1,629,542.06, $1,649,911.34, $1,670,535.23, $1,691,416.92, $1,712,559.63, $1,733,966.63, $1,755,641.21 and $1,777,586.72 was added to the aggregate principal amount of the Convertible Note on September 30, 2012, December 31, 2012, March 31, 2013, June 30, 2013, September 30, 2013, December 31, 2013, March 31, 2014, June 30, 2014, September 30, 2014, December 31, 2014, March 31, 2015, June 30, 2015, September 30, 2015, December 31, 2015 and March 31, 2016, respectively, resulting in an aggregate principal amount of $143,984,524.58 as of the date of this statement. Based on an initial conversion price of $8.00 per share, $143,984,524.58 in principal amount of the Convertible Note is convertible into 17,998,065 shares of Common Stock.
(2)	Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934 (the “Act”) to include all shares of Common Stock issuable upon conversion of the Convertible Note and based on a total of 76,232,614 shares of Common Stock outstanding as of April 4, 2016, as reported in Triangle’s Annual Report on Form 10-K for the year ended December 31, 2015, filed on April 14, 2016. See the disclosure under Items 5(a)-(b) below for more information.

1	NAME OF REPORTING PERSON NGP Natural Resources X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,771,362 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,771,362 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,771,362 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.2%(2)
14	TYPE OF REPORTING PERSON PN (Limited Partnership)

(1)	Includes (i) 17,998,065 shares of Common Stock of Triangle issuable upon conversion of the Convertible Note held by NGP Triangle and (ii) 5,773,297 shares of Common Stock issued to NGP Natural Resources X, L.P. (“NGP X”) on March 8, 2013 pursuant to the Stock Purchase Agreement, dated as of March 2, 2013, by and between Triangle and NGP Triangle (the “Stock Purchase Agreement”). NGP X was originally issued 8,118,407 shares of Common Stock pursuant to the Stock Purchase Agreement, but NGP X has sold 2,345,110 shares of Common Stock pursuant to a Form 144 Notice of Proposed Sale of Securities (“Form 144”) as of June 3, 2016. See the disclosure under Item 4 below for more information. Pursuant to the Assignment Agreement, dated as of March 7, 2013 (the “Assignment Agreement”), NGP Triangle assigned the right to purchase, pursuant to the Stock Purchase Agreement, 8,118,407 shares of Common Stock and 1,181,593 shares of Common Stock to NGP X and NGP Natural Resources X Parallel Fund, L.P. (“NGP Parallel”), respectively. The closing of the purchase of those shares of Common Stock by NGP X and NGP Parallel was consummated on March 8, 2013.

NGP X owns a controlling interest in NGP Triangle. Accordingly, NGP X may be deemed to share voting and dispositive power over the reported securities of NGP Triangle and, therefore, may also be deemed to be a beneficial owner of the reported securities of NGP Triangle. NGP X disclaims beneficial ownership of the reported securities of NGP Triangle in excess of its pecuniary interest therein.

(2)	Calculated pursuant to Rule 13d-3 of the Act to include all shares of Common Stock issuable upon conversion of the Convertible Note and based on a total of 76,232,614 shares of Common Stock outstanding as of April 4, 2016, as reported in Triangle’s Annual Report on Form 10-K for the year ended December 31, 2015, filed on April 14, 2016. See the disclosure under Items 5(a)-(b) below for more information.

1	NAME OF REPORTING PERSON G.F.W. Energy X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,611,637 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,611,637 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,611,637 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1% (2)
14	TYPE OF REPORTING PERSON PN (Limited Partnership)

(1)	Includes (i) 17,998,065 shares of Common Stock of Triangle issuable upon conversion of the Convertible Note held by NGP Triangle, (ii) 5,773,297 shares of Common Stock issued to NGP X on March 8, 2013 pursuant to the Stock Purchase Agreement and (iii) 840,275 shares of Common Stock issued to NGP Parallel on March 8, 2013 pursuant to the Stock Purchase Agreement. NGP X was originally issued 8,118,407 shares of Common Stock pursuant to the Stock Purchase Agreement, but NGP X has sold 2,345,110 shares of Common Stock pursuant to a Form 144 as of June 3, 2016. NGP Parallel was originally issued 1,181,593 shares of Common Stock pursuant to the Stock Purchase Agreement, but NGP Parallel has sold 341,318 shares of Common Stock pursuant to a Form 144 as of June 3, 2016. See the disclosure under Item 4 below for more information. Pursuant to the Assignment Agreement, NGP Triangle assigned the right to purchase, pursuant to the Stock Purchase Agreement, 8,118,407 shares of Common Stock and 1,181,593 shares of Common Stock to NGP X and NGP Parallel, respectively. The closing of the purchase of those shares of Common Stock by NGP X and NGP Parallel was consummated on March 8, 2013.

G.F.W. Energy X, L.P. (“G.F.W. Energy”) is the general partner of each of (i) NGP X, which owns a controlling interest in NGP Triangle, and (ii) NGP Parallel. Accordingly, G.F.W. Energy may be deemed to share voting and dispositive power over the reported securities of NGP Triangle, NGP X and NGP Parallel and, therefore, may also be deemed to be a beneficial owner of the reported securities of NGP Triangle, NGP X and NGP Parallel. G.F.W. Energy disclaims beneficial ownership of the reported securities of NGP Triangle, NGP X and NGP Parallel in excess of its pecuniary interest therein.

(2)	Calculated pursuant to Rule 13d-3 of the Act to include all shares of Common Stock issuable upon conversion of the Convertible Note and based on a total of 76,232,614 shares of Common Stock outstanding as of April 4, 2016, as reported in Triangle’s Annual Report on Form 10-K for the year ended December 31, 2015, filed on April 14, 2016. See the disclosure under Items 5(a)-(b) below for more information.

1	NAME OF REPORTING PERSON GFW X, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,611,637 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,611,637 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,611,637 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1% (2)
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1)	Includes (i) 17,998,065 shares of Common Stock of Triangle issuable upon conversion of the Convertible Note held by NGP Triangle, (ii) 5,773,297 shares of Common Stock issued to NGP X on March 8, 2013 pursuant to the Stock Purchase Agreement and (iii) 840,275 shares of Common Stock issued to NGP Parallel on March 8, 2013 pursuant to the Stock Purchase Agreement. NGP X was originally issued 8,118,407 shares of Common Stock pursuant to the Stock Purchase Agreement, but NGP X has sold 2,345,110 shares of Common Stock pursuant to a Form 144 as of June 3, 2016. NGP Parallel was originally issued 1,181,593 shares of Common Stock pursuant to the Stock Purchase Agreement, but NGP Parallel has sold 341,318 shares of Common Stock pursuant to a Form 144 as of June 3, 2016. See the disclosure under Item 4 below for more information. Pursuant to the Assignment Agreement, NGP Triangle assigned the right to purchase, pursuant to the Stock Purchase Agreement, 8,118,407 shares of Common Stock and 1,181,593 shares of Common Stock to NGP X and NGP Parallel, respectively. The closing of the purchase of those shares of Common Stock by NGP X and NGP Parallel was consummated on March 8, 2013.

GFW X, L.L.C. (“GFW X”) is the general partner of G.F.W. Energy, which is the general partner of each of (i) NGP X, which owns a controlling interest in NGP Triangle, and (ii) NGP Parallel. Accordingly, GFW X may be deemed to share voting and dispositive power over the reported securities of NGP Triangle, NGP X and NGP Parallel and, therefore, may also be deemed to be a beneficial owner of the reported securities of NGP Triangle, NGP X and NGP Parallel. GFW X disclaims beneficial ownership of the reported securities of NGP Triangle, NGP X and NGP Parallel in excess of its pecuniary interest therein.

(2)	Calculated pursuant to Rule 13d-3 of the Act to include all shares of Common Stock issuable upon conversion of the Convertible Note and based on a total of 76,232,614 shares of Common Stock outstanding as of April 4, 2016, as reported in Triangle’s Annual Report on Form 10-K for the year ended December 31, 2015, filed on April 14, 2016. See the disclosure under Items 5(a)-(b) below for more information.

1	NAME OF REPORTING PERSON Kenneth A. Hersh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,611,637 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,611,637 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,611,637 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes (i) 17,998,065 shares of Common Stock of Triangle issuable upon conversion of the Convertible Note held by NGP Triangle, (ii) 5,773,297 shares of Common Stock issued to NGP X on March 8, 2013 pursuant to the Stock Purchase Agreement and (iii) 840,275 shares of Common Stock issued to NGP Parallel on March 8, 2013 pursuant to the Stock Purchase Agreement. NGP X was originally issued 8,118,407 shares of Common Stock pursuant to the Stock Purchase Agreement, but NGP X has sold 2,345,110 shares of Common Stock pursuant to a Form 144 as of June 3, 2016. NGP Parallel was originally issued 1,181,593 shares of Common Stock pursuant to the Stock Purchase Agreement, but NGP Parallel has sold 341,318 shares of Common Stock pursuant to a Form 144 as of June 3, 2016. See the disclosure under Item 4 below for more information. Pursuant to the Assignment Agreement, NGP Triangle assigned the right to purchase, pursuant to the Stock Purchase Agreement, 8,118,407 shares of Common Stock and 1,181,593 shares of Common Stock to NGP X and NGP Parallel, respectively. The closing of the purchase of those shares of Common Stock by NGP X and NGP Parallel was consummated on March 8, 2013.

Kenneth A. Hersh is an Authorized Member of GFW X, the general partner of G.F.W. Energy, which is the general partner of each of (i) NGP X, which owns a controlling interest in NGP Triangle, and (ii) NGP Parallel. Accordingly, Mr. Hersh may be deemed to share voting and dispositive power over the reported securities of NGP Triangle, NGP X and NGP Parallel and, therefore, may also be deemed to be a beneficial owner of the reported securities of NGP Triangle, NGP X and NGP Parallel. Mr. Hersh disclaims beneficial ownership of the reported securities of NGP Triangle, NGP X and NGP Parallel in excess of his pecuniary interest therein.

(2)	Calculated pursuant to Rule 13d-3 of the Act to include all shares of Common Stock issuable upon conversion of the Convertible Note and based on a total of 76,232,614 shares of Common Stock outstanding as of April 4, 2016, as reported in Triangle’s Annual Report on Form 10-K for the year ended December 31, 2015, filed on April 14, 2016. See the disclosure under Items 5(a)-(b) below for more information.

SCHEDULE 13D

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends the information provided in the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on August 10, 2012, as amended by Amendment No. 1 filed with the Commission on March 11, 2013 and Amendment No. 2 filed with the Commission on June 1, 2016 (the “Schedule 13D”) by NGP Triangle Holdings, LLC (“NGP Triangle”), NGP Natural Resources X, L.P. (“NGP X”), G.F.W. Energy X, L.P. (“G.F.W. Energy”), GFW X, L.L.C. (“GFW X”) and Kenneth A. Hersh (collectively, the “Reporting Persons”).

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

On May 31, 2016, NGP X sold 436,561 shares of Common Stock at a weighted average price of $0.1687 per share pursuant to a Form 144.

On May 31, 2016, NGP Parallel sold 63,539 shares of Common Stock at a weighted average price of $0.1687 per share pursuant to a Form 144.

On June 1, 2016, NGP X sold 528,573 shares of Common Stock at a weighted average price of $0.1492 per share pursuant to a Form 144.

On June 1, 2016, NGP Parallel sold 76,931 shares of Common Stock at a weighted average price of $0.1492 per share pursuant to a Form 144.

On June 2, 2016, NGP X sold 431,944 shares of Common Stock at a weighted average price of $0.1966 per share pursuant to a Form 144.

On June 2, 2016, NGP Parallel sold 62,867 shares of Common Stock at a weighted average price of $0.1966 per share pursuant to a Form 144.

On June 3, 2016, NGP X sold 260,258 shares of Common Stock at a weighted average price of $0.2019 per share pursuant to a Form 144.

On June 3, 2016, NGP Parallel sold 37,879 shares of Common Stock at a weighted average price of $0.2019 per share pursuant to a Form 144.

The purpose of the Reporting Persons’ disposition of the shares of Common Stock disclosed above was for investment purposes.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b)	The calculation of percentage of beneficial ownership in this Item 5(a) and elsewhere in this Amendment assumes there are 76,232,614 shares of Common Stock outstanding as of the date of this Amendment. This figure is based on information reported in Triangle’s Annual Report on Form 10-K for the year ended December 31, 2015, filed on April 14, 2016. In addition, as required under Rule 13d-3(d) of the Securities Exchange Act of 1934 (the “Act”), all shares of Triangle’s Common Stock issuable upon conversion of the Convertible Note held by NGP Triangle were added to the 76,232,614 referred to above for purposes of calculating the number of outstanding shares of Triangle’s Common Stock, resulting in a total of 94,230,679 outstanding shares of Common Stock for purposes of calculating the percentage of beneficial ownership in this Item 5(a) and elsewhere in this Amendment.

(i)	NGP Triangle is the sole record owner of the Convertible Note, which as of the date of this Amendment has an outstanding principal balance of $143,984,524.58. Based on an initial conversion price of $8.00 per share, $143,984,524.58 in principal amount of the Convertible Note is convertible into 17,998,065 shares of Common Stock (19.1% of Triangle’s outstanding shares of Common Stock calculated pursuant to Rule 13d-3 of the Act). NGP Triangle has shared voting and dispositive power with respect to the shares of Common Stock it beneficially owns.

(ii)	NGP X is the record holder of 5,773,297 shares of Common Stock, which it purchased pursuant to the Stock Purchase Agreement on March 8, 2013. NGP X was originally issued 8,118,407 shares of Common Stock pursuant to the Stock Purchase Agreement, but NGP X has sold 2,345,110 shares of Common Stock pursuant to a Form 144 as of June 3, 2016. In addition, by virtue of being the controlling member of NGP Triangle, NGP X may be deemed to possess shared voting and dispositive power with respect to the shares of Common Stock beneficially owned by NGP Triangle. Accordingly, NGP X may be deemed to be the beneficial owner of 23,771,362 shares of Common Stock (25.2% of Triangle’s outstanding shares of Common Stock calculated pursuant to Rule 13d-3 of the Act). NGP X has shared voting and dispositive power with respect to the shares of Common Stock it beneficially owns.

(iii)	G.F.W. Energy does not directly own any shares of Common Stock. By virtue of being the general partner of NGP X and NGP Parallel, G.F.W. Energy may be deemed to possess shared voting and dispositive power with respect to the shares of Common Stock beneficially owned by NGP Triangle, NGP X and NGP Parallel. NGP Parallel is the record holder of 840,275 shares of Common Stock, which it purchased pursuant to the Stock Purchase Agreement on March 8, 2013. NGP Parallel was originally issued 1,181,593 shares of Common Stock pursuant to the Stock Purchase Agreement, but NGP Parallel has sold 341,318 shares of Common Stock pursuant to a Form 144 as of June 3, 2016. Accordingly, G.F.W. Energy may be deemed to be the beneficial owner of 24,611,637 shares of Common Stock (26.1% of Triangle’s outstanding shares of Common Stock calculated pursuant to Rule 13d-3 of the Act). G.F.W. Energy has shared voting and dispositive power with respect to the shares of Common Stock it beneficially owns.

(iv)	GFW X does not directly own any shares of Common Stock. By virtue of being the general partner of G.F.W. Energy, GFW X may be deemed to possess shared voting and dispositive power with respect to the shares of Common Stock beneficially owned by NGP Triangle, NGP X and NGP Parallel. Accordingly, GFW X may be deemed to be the beneficial owner of 24,611,637 shares of Common Stock (26.1% of Triangle’s outstanding shares of Common Stock calculated pursuant to Rule 13d-3 of the Act). GFW X has shared voting and dispositive power with respect to the shares of Common Stock it beneficially owns.

(v)	Kenneth A. Hersh does not directly own any shares of Common Stock. By virtue of being an Authorized Member of GFW X, Kenneth A. Hersh may be deemed to possess shared voting and dispositive power with respect to the shares of Common Stock beneficially owned by NGP Triangle, NGP X and NGP Parallel. Accordingly, Kenneth A. Hersh may be deemed to be the beneficial owner of 24,611,637 shares of Common Stock (26.1% of Triangle’s outstanding shares of Common Stock calculated pursuant to Rule 13d-3 of the Act). Kenneth A. Hersh has shared voting and dispositive power with respect to the shares of Common Stock he beneficially owns.

(c)	Other than as described in Item 4, none.

(d)	None.

(e)	Not applicable.

Item 7.	Material to be filed as Exhibits.

Exhibit A — Joint Filing Agreement (incorporated by reference to Exhibit A to the Schedule 13D filed by the Reporting Persons on August 10, 2012).

Exhibit B — Note Purchase Agreement, dated July 31, 2012, by and between Triangle Petroleum Corporation and NGP Triangle Holdings, LLC (incorporated by reference to Exhibit 10.1 to Triangle’s current report on Form 8-K filed on August 1, 2012).

Exhibit C — 5% Convertible Promissory Note, dated July 31, 2012 (incorporated by reference to Exhibit 4.1 to Triangle’s current report on Form 8-K filed on August 1, 2012).

Exhibit D — Stock Purchase Agreement, dated March 2, 2013, by and between Triangle Petroleum Corporation and NGP Triangle Holdings, LLC (incorporated by reference to Exhibit 10.1 to Triangle’s current report on Form 8-K filed on March 4, 2013).

Exhibit E — Investment Agreement, dated July 31, 2012, by and among Triangle Petroleum Corporation, NGP Natural Resources X, L.P and NGP Triangle Holdings, LLC (incorporated by reference to Exhibit 4.2 to Triangle’s current report on Form 8-K filed on August 1, 2012).

Exhibit F — First Amendment to Investment Agreement, dated March 8, 2013, by and among Triangle Petroleum Corporation, NGP Natural Resources X, L.P., NGP Triangle Holdings, LLC and NGP Natural Resources X Parallel Fund, L.P. (incorporated by reference to Exhibit F to Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on March 11, 2013).

Exhibit G — Amended and Restated Registration Rights Agreement, dated March 8, 2013, between Triangle Petroleum Corporation , NGP Triangle Holdings, LLC, NGP Natural Resources X, L.P. and NGP Natural Resources X Parallel Fund, L.P. (incorporated by reference to Exhibit G to Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on March 11, 2013).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: June 7, 2016

NGP TRIANGLE HOLDINGS, LLC

By:		NGP Natural Resources X, L.P., its managing member

By:		G.F.W. Energy X, L.P., its general partner

By:		GFW X, L.L.C., its general partner

	By:	/s/ Kenneth A. Hersh
	Name:	Kenneth A. Hersh
	Title:	Authorized Member

NGP NATURAL RESOURCES X, L.P.

By:	G.F.W. Energy X, L.P., its general partner

By:	GFW X, L.L.C., its general partner

	By:	/s/ Kenneth A. Hersh
	Name:	Kenneth A. Hersh
	Title:	Authorized Member

G.F.W. ENERGY X, L.P.

By:	GFW X, L.L.C., its general partner

	By:	/s/ Kenneth A. Hersh
	Name:	Kenneth A. Hersh
	Title:	Authorized Member

GFW X, L.L.C.

	By:	/s/ Kenneth A. Hersh
	Name:	Kenneth A. Hersh
	Title:	Authorized Member

KENNETH A. HERSH

/s/ Kenneth A. Hersh